Filed Pursuant to Rule 424(b)(4)
Registration No. 333-138049
PROSPECTUS, DATED DECEMBER 7, 2006.
25,000,000 Shares of Class A Common Stock and
Warrants to purchase 25,000,000 Shares of Class A Common Stock

       We are offering 25,000,000 shares of our Class A common stock and warrants to purchase 25,000,000 additional shares of our Class A common stock. Each investor will receive a warrant to purchase one share of our Class A common stock, at an exercise price of $0.80 per share, for each share of Class A common stock purchased. This prospectus also covers the offer and sale of 25,000,000 shares of our Class A common stock issuable upon exercise of the warrants.
      Our Class A common stock is traded on the Nasdaq Global Market under the symbol “BPUR.” On December 7, 2006, the reported closing price per share of our Class A common stock was $0.71. The warrants we are offering under this prospectus are not currently listed for trading on any market.

       Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of this prospectus.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share of Class A
	Common Stock and
	Associated Warrant(1)	Total(1)

Public offering price	$0.6400	$16,000,000
Underwriting discounts and commissions	$0.0384	$960,000
Proceeds, before expenses, to Biopure	$0.6016	$15,040,000

(1)	Table excludes shares of Class A common stock issuable on exercise of warrants offered hereby.
      The underwriter has the option to purchase up to an additional 3,750,000 shares of Class A common stock and associated warrants from us at the public offering price, less underwriting discounts and commissions.
      The underwriter expects to deliver the shares of Class A common stock and associated warrants to purchasers on or about December 13, 2006.

DAWSON JAMES SECURITIES, INC.
Prospectus dated December 7, 2006.

      We incorporate by reference important information into this prospectus. You may obtain the information incorporated by reference into this prospectus without charge by following the instructions under “Where You Can Find More Information.” You should carefully read this prospectus as well as additional information described under “Incorporation of Certain Information by Reference,” before deciding to invest in our securities. All references in this prospectus to “Biopure,” “the Company,” “we,” “us” or “our” mean Biopure Corporation, unless we state otherwise or the context otherwise requires.
      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the time of any sale. Our business, financial condition, results of operations and prospects may have changed since such date.
      The content of this prospectus and the documents incorporated by reference in this prospectus does not necessarily reflect the position or the policy of the U.S. Government or the Department of Defense, and no official endorsement should be inferred.
      All figures in this prospectus regarding our Class A common stock reflect a one-for-six reverse stock split on May 27, 2005.

PROSPECTUS SUMMARY
      The following is a summary of selected information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before buying our securities. You should read this entire prospectus carefully, especially the section entitled “Risk Factors” and the financial statements and the notes to the financial statements incorporated by reference.
The Company
      We develop, manufacture and market pharmaceuticals, called oxygen therapeutics, that are intravenously administered to deliver oxygen to the body’s tissues. We were founded in 1984, and are headquartered and operate a GMP manufacturing facility in Cambridge, Massachusetts.
      Hemopure® [hemoglobin glutamer — 250 (bovine)], or HBOC-201, is approved for sale in South Africa for the treatment of surgical patients who are acutely anemic, and we have made limited sales in South Africa for this use. Our current clinical development efforts for Hemopure are focused on a potential indication in cardiovascular ischemia and on supporting the U.S. Navy’s government-funded efforts to develop a potential out-of-hospital trauma indication. In addition, on July 10, 2006, we applied in the United Kingdom for regulatory approval of a proposed orthopedic surgical anemia indication.
      Our veterinary product Oxyglobin® [hemoglobin glutamer — 200 (bovine)], or HBOC-301, the only oxygen therapeutic approved by the U.S. Food and Drug Administration (FDA) and the European Commission, is indicated for the treatment of anemia in dogs. We have sold approximately 180,000 units of Oxyglobin, which have been used to treat an estimated 98,000 animals.
      Red blood cells carry nearly all of the oxygen in our bodies. Medical conditions such as anemia or ischemia can compromise the delivery of oxygen to the body’s tissues. Anemia is a decrease in the concentration of red blood cells or hemoglobin in circulation caused by blood loss (for example, from injury or surgery) or by other disorders. Ischemia is a decrease or lack of red blood cell flow to an organ or body part due to obstructed or constricted blood vessels, as in heart attack, stroke and certain medical procedures. Oxygen deprivation, even for several minutes, can result in cell damage, organ dysfunction and, if prolonged, death.
Recent Developments

Ischemia Development
      Our development strategy for ischemia is to conduct pilot clinical trials of Hemopure to assess the product’s safety and feasibility in ischemia applications, such as myocardial infarction, cardiac surgery, and wound healing, before committing funding for an advanced, or pivotal, trial. These pilot trials are designed to help us select a lead indication for further development. In contrast to previous trials where Hemopure was administered as a red blood cell replacement, in these pilot ischemia trials Hemopure is being administered as an oxygen-carrying drug.
      Cardiopulmonary Bypass Surgery. In both the U.K. and Greece we are sponsoring an ongoing Phase 2 clinical trial for a non-randomized, multi-center, prospective registry of patients undergoing multi-vessel coronary artery bypass graft (CABG) surgery. This pilot trial is designed to assess the safety and feasibility of Hemopure in reducing heart damage, as measured by cardiac enzyme elevation, and enhancing tissue preservation during CABG surgery. Secondary endpoints include measurements of major adverse cardiac events, kidney function, transfusion requirements, cognitive impairment and length of hospital stay. The trial design contemplates that a total of 60 patients will be consecutively enrolled in two groups to receive either standard-of-care treatment or approximately 60 grams of hemoglobin in the form of Hemopure prior to cardiopulmonary bypass. The trial will be overseen by an independent data and safety monitoring board and a clinical events adjudication committee. The trial has enrolled 21 patients in Greece and the U.K., and we may add one or more sites.

      Wound healing. We have begun a Phase 2 clinical trial to assess the safety and feasibility of Hemopure in increasing the incidence of complete wound healing and reducing the incidence of subsequent amputations in patients with severe peripheral vascular disease who are undergoing limb amputation below or through the knee joint. The hypothesis is that the product will promote wound healing by transporting oxygen through partially blocked arteries to oxygen-deprived tissues.
      In this multi-center, single-blinded, parallel-group, placebo-controlled study, 100 patients would be randomized to receive either a control colloidal solution (6% hetastarch) or 32.5 grams of hemoglobin in the form of Hemopure during surgery, followed by the same dose daily for three days. Patients would be monitored until discharged from the hospital and at 15, 30 and 60 days post surgery, with survival and quality of life information collected at three and six months post surgery. The primary safety endpoint is mortality at 60 days. Secondary endpoints include additional safety, quality of life and pharmacoeconomic assessments. An independent data safety monitoring board will periodically review the safety data during the course of the trial. The trial has enrolled 10 patients to date in South Africa, and patients are being screened in the U.K.
      Cardiac Procedures — PCI. Our first pilot ischemia trial was designed to assess the product’s safety in patients with single-vessel coronary artery disease who were undergoing angioplasty and stent procedures, or percutaneous coronary intervention (PCI). This completed Phase 2 trial enrolled a total of 46 patients at five hospitals in Germany, Belgium and The Netherlands.
      We have received all necessary governmental and hospital approvals in The Netherlands and Belgium to conduct a separate proposed Phase 2 trial in a small number of patients with multi-vessel coronary artery disease who are undergoing PCI. The objective would be to capture additional safety and preliminary efficacy data to support subsequent trials in patients experiencing a heart attack. The hypothesis is that Hemopure may improve oxygenation and heart function during coronary blockages.
      In the trial, patients undergoing intra-coronary (IC) balloon angioplasty in the catherization laboratory would be administered both Hemopure and a placebo (heparin) but will be blinded to the order of their administration. Both drugs would be infused through the central lumen of a dilated catheter at the same flow rate. The primary endpoint is to study whether IC delivery of Hemopure lessens ischemia as measured by standard electrocardio-graphic and cardiac function tests. Secondary endpoints include various measures of hemodynamics and safety. A clinical events adjudication committee will oversee the trial.
      Although the medical ethics committees (sometimes referred to as institutional review boards) of all of the proposed study sites have approved the conduct of the trial, we are considering limiting the number of sites, as we believe the trial results may be apparent after fewer than 10 patients.
      Cardiac Procedures — Heart Attack. Looking forward, we are working with cardiology consultants and clinical investigators on the design of potential Phase 2 and Phase 3 trials of Hemopure in heart attack patients. The hypothesis for these proposed trials is that the product may improve oxygenation and heart function during coronary blockages. We would expect to begin the first of the two trials if further ground work, including receipt of formal scientific advice from the European Medicines Agency (EMEA), which we have requested, indicates that the proposed Phase 3 trial design could be a pivotal trial forming the basis of a centralized marketing authorization application in the European Union.
      In the U.S., we expect to meet with the FDA to seek a path for conducting ischemia trials in the U.S.

Trauma
      Proposal before FDA. We are working under a cooperative research agreement with the U.S. Naval Medical Research Center (NMRC) to develop Hemopure for use in trauma patients in out-of-hospital settings (for example, at accident scenes, in ambulances or on the battlefield). In June 2005, the NMRC submitted an Investigational New Drug application (IND) to the FDA for a clinical trial called RESUS (Restore Effective Survival in Shock). The IND, which has been on clinical hold at the FDA since July 2005, proposes a government-funded, NMRC-sponsored clinical trial. Under our research agreement with the NMRC, the NMRC has primary responsibility for developing, seeking FDA acceptance of and conducting the RESUS trial. RESUS is intended to assess the safety and efficacy of out-of-hospital administration of Hemopure in reducing morbidity and mortality in severely injured patients experiencing hemorrhagic shock (acute blood loss).
      The FDA has invited the NMRC and Biopure to present at a meeting of the FDA’s Blood Products Advisory Committee (BPAC) regarding RESUS. The BPAC meeting scheduled for July 2006 was cancelled, and we now expect the meeting to be held before the end of 2006 and to be open to the public. We believe that the product has a favorable risk-benefit profile for the proposed trauma indication, and we are working with the NMRC and the FDA to prepare for the meeting.
      In the proposed RESUS trial, patients would be randomized to receive either Hemopure or standard therapy, which is use of crystalloid solution that does not carry oxygen, at the scene of the injury and during transport to the hospital. All patients would receive standard therapy (blood transfusion if indicated) upon arrival at the hospital. Because patients would be unconscious or traumatized, the trial design provides an exception from informed consent and a community consultation and disclosure process, as defined in FDA regulation 21 CFR 50.24.
      In order for RESUS to proceed, the FDA must lift the clinical hold, and the Department of Defense and the internal review boards of participating hospitals in the communities where the study would take place must provide final authorization. If the BPAC recommends lifting the clinical hold, the FDA is not required to do so or could continue to work with the NMRC toward that end.
      Ongoing Trauma Trial. At the Johannesburg Hospital Trauma Unit in South Africa, we are continuing a Company-sponsored, 50-patient Phase 2 safety and feasibility trial of Hemopure, in the hospital setting, for emergency treatment of unstable trauma patients with significant blood loss. An independent data and safety monitoring board (DSMB) recently reviewed the data from the first 21 patients, consistent with the trial protocol. After reviewing “blinded” study data, the DSMB recommended that the trial continue without modification. “Blinded” study data means that the DSMB reviewed patients who received Hemopure as a group and the other patients as a group, but the DSMB did not know which group received Hemopure. We have also provided this patient data to the NMRC for submission to the FDA. Enrollment in this trial has been slow and intermittent, with 23 of 50 planned patients enrolled to date.

Surgical Anemia Marketing Application
      In July 2006, we submitted a marketing authorization application (MAA) to the United Kingdom’s Medicines and Healthcare products Regulatory Agency (MHRA). We are seeking MHRA authorization to market Hemopure in the U.K. for the treatment of acutely anemic adult orthopedic surgery patients less than 80 years of age.
      The MHRA validated the MAA on September 12, 2006. Validation signifies that the application is complete and has been accepted for review. The time period for the agency’s decision on the MAA can vary but generally takes a year or more following validation. During this review period, we anticipate receiving and responding to questions from the MHRA. If marketing authorization is granted, we would have the option to seek registration of Hemopure in other member states in the European Economic Area through the Mutual Recognition Procedure.
      From 1990 until 2004, our development of Hemopure was focused on a possible surgery indication. In 2002 we submitted a marketing application, or biologics license application (BLA), to the FDA for use of Hemopure in the treatment of acute anemia in adult patients undergoing orthopedic surgery. The FDA responses to the BLA included requests to conduct preclinical studies as a prerequisite to conducting any further clinical trials in the U.S. The results of those and other new preclinical studies have been submitted to the FDA in support of the NMRC’s IND for RESUS. In 2004 Biopure decided to pursue a new clinical strategy, and we are no longer pursuing an orthopedic surgical indication in the U.S.

      The MAA is our first marketing application in Europe for Hemopure. Like the application made to the FDA in 2002, the MAA contains preclinical and clinical study reports and an integrated database of all of our completed clinical trials of Hemopure, including data for approximately 1,500 total subjects, of which more than 800 were administered Hemopure. Importantly, the MAA also includes new analyses of existing data from a 688-patient Phase 3 orthopedic surgery trial conducted in the U.S., South Africa, Europe and Canada and from a 160-patient Phase 3 general non-cardiac surgery trial conducted in South Africa and Europe. In addition, the MAA describes the post-approval clinical experience with Hemopure in South Africa and recent preclinical study results.

Scientific Publications
      Recent scientific publications regarding Hemopure include:
      An article presented on September 6, 2006 at the XXIXth International Congress of the International Society of Blood Transfusion (ISBT) and published in the September 2006 issue of ISBT Science Series reports on the clinical experience with Hemopure in the first 336 patients treated in South Africa post approval.
      An article published in the September 2006 issue of The American Journal of Physiology — Heart and Circulatory Physiology describes a preclinical study in dogs that was designed to simulate what happens during a heart attack (myocardial infarction). This pilot study, which was conducted at Columbia University, demonstrated that administration of Hemopure 15 minutes after the onset of myocardial ischemia reduced the amount of heart damage (infarct size) and improved cardiac function.
      An article published in the September 2006 issue of SHOCK describes a preclinical study in a swine model of hemorrhagic shock that was designed to simulate acute trauma in the battlefield with a four-hour delay to hospital care. The study, which was performed at the NMRC, showed that Hemopure-treated pigs had improved maintenance of blood pressure, increased oxygen delivery to tissues, and less need for blood transfusion or additional fluids upon simulated hospital arrival compared with hetastarch-treated pigs.
      An article published in the July 2006 issue of the Journal of Trauma describes a preclinical study in a swine model of traumatic brain injury (TBI) and hemorrhage that was designed to evaluate the safety and efficacy of Hemopure as compared to standard care. The study was conducted at the University of Miami and showed that, after TBI, Hemopure provided more rapid restoration of brain perfusion and oxygenation without deleterious effects compared to the control group. Furthermore, 90% of Hemopure-treated animals were successfully removed from ventilator support while all control animals required ventilation.
      Clinical trial manuscripts in preparation for possible publication in peer-reviewed medical journals include a report on the completed Phase 2 PCI trial and a report on the completed Phase 3 orthopedic surgery trial.

Senior Scientific Staff
      On May 15, 2006, A. Gerson Greenburg, M.D., Ph.D. joined us as vice president of Medical Affairs. A board-certified general surgeon, professor emeritus of surgery at Brown University School of Medicine, and expert in oxygen therapeutics, Dr. Greenburg brings over 40 years of experience in clinical care, quality systems, teaching and research.
      In addition, we have added a cardiovascular pharmacologist and a biomedical engineer with oxygen therapeutics expertise to our senior staff.

Non-Compliance with Nasdaq Listing Requirements
      On October 18, 2006, we received notice from the Nasdaq Stock Market that the closing bid price for our common stock fell and remained below $1.00 for 30 consecutive business days. As a result, we were out of compliance with Nasdaq’s $1.00 minimum bid price requirement for continued listing. This notification had no immediate effect on the listing of our common stock. We have 180 calendar days from October 18, 2006 to regain compliance by having the bid price of our common stock close at $1.00 per share or more for at least 10 consecutive business days. If we do not regain compliance by April 16, 2007, we may apply to transfer our securities to the Nasdaq Capital Market and take advantage of an additional 180-day compliance period offered on that market, if we satisfy the requirements for initial listing on that market except for the bid price requirement. If we do not achieve compliance within the compliance period, we will be issued a delisting letter.
      We previously received notice of non-compliance with Nasdaq’s $1.00 minimum bid price requirement on December 19, 2005 and regained compliance with the $1.00 minimum bid price requirement on March 21, 2006.

Manufacturing Capability
      Our primary manufacturing facility in Cambridge, Massachusetts is supported by ancillary facilities in Pennsylvania and New Hampshire, and has a validated annual production capacity of 75,000 Hemopure units (250 ml/unit) or approximately 263,000 Oxyglobin units (125 ml/unit) or 500,000 of the smaller Oxyglobin bags (60 ml/unit). This capacity can be used for any combination of Oxyglobin and Hemopure units. The Cambridge facility could produce an estimated 100,000 Hemopure units per year upon further validation. We have also completed most of the engineering for anticipated future construction of a new manufacturing plant designed to produce 500,000 Hemopure units per year. Our current staffing level can support the manufacture of up to 3,200 Hemopure units or 12,800 larger Oxyglobin units or 24,000 of the small Oxyglobin bags per year or any combination thereof. Manufacturing is expected to continue at this rate until an increase is needed.

Financing
      In August 2006, we raised $4.9 million in a private placement of common stock and warrants. We have raised a total of approximately $10.7 million since January 1, 2006, including capital raised through the exercise of warrants. We expect the proceeds of the August 2006 funding together with cash on hand to be sufficient to fund operations until late January 2007, under our current operating plan. With the addition of the estimated proceeds from this offering, assuming no exercise of the underwriter’s over-allotment option and no exercise of any warrants from this or prior financings, we would expect to have cash to fund operations into August 2007.
      We will require significant additional capital to fund our operations until such time, if ever, as we become profitable. We intend to seek additional capital through public or private sales of securities and, if appropriate, consider corporate collaborations for sharing development and commercialization costs. We also plan to continue to aggressively manage expenses, having reduced our workforce and other expenses in recent years. These cost-cutting measures included reducing our manufacturing operations and thus limiting production and sales of Oxyglobin to keep our veterinary business viable until such time, if ever, as we can produce Oxyglobin more cost-effectively.
Risk Factors
      Our business is subject to substantial risk. See “Risk Factors” and the other information in this prospectus for a discussion of the factors. We have not authorized anyone to give you information or to make any presentation other than those contained in this prospectus.
Corporate Information
      Our principal executive office is located at 11 Hurley Street, Cambridge, MA 02141, and our telephone number is (617) 234-6500. Our website address is www.biopure.com. Information contained on our website is not a part of this prospectus.

THE OFFERING

Securities offered:	25,000,000 shares of our Class A common stock; associated warrants to purchase 25,000,000 shares of our Class A common stock at an exercise price of $0.80 per share; and 25,000,000 shares of Class A common stock issuable upon exercise of such warrants. Each investor will receive a warrant to purchase one share of our Class A common stock for every share of Class A common stock purchased in the offering.

Shares of Class A common stock to be outstanding after this offering:	74,365,124 shares

Warrants to be outstanding after this offering:	52,544,321 warrants

Over-allotment option:	3,750,000 shares and 3,750,000 associated warrants (15% of the total number of shares and associated warrants sold to the public)

Use of proceeds:	We intend to use the net proceeds of this offering for general corporate purposes, including to meet working capital needs. Pending these uses, the net proceeds will be invested in an interest-bearing money market account with a financial institution.

Nasdaq Global Market symbol:	BPUR
      The number of shares of our Class A common stock to be outstanding after this offering is based on 49,365,124 shares of common stock outstanding as of October 31, 2006, assumes no exercise of the over-allotment option, and excludes:

•	117.7 shares of Class B common stock;

•	212,020 shares of Class A common stock, representing the maximum number of shares of Class A common stock issuable upon conversion of our Class B common stock;

•	2,661,826 shares of Class A common stock issuable upon the exercise of options issued pursuant to our current stock option plans;

•	24,544,321 shares of Class A common stock issuable upon the exercise of outstanding warrants;

•	25,000,000 shares of Class A common stock issuable upon the exercise of warrants offered under this prospectus; and

•	3,000,000 shares of Class A common stock that have been reserved for issuance upon exercise of warrants to be issued to the underwriter, as described in the “Underwriting-Underwriter’s Warrants” section of this prospectus.
      The number of our warrants to be outstanding after this offering is based on 24,544,321 warrants outstanding as of October 31, 2006 and assumes no exercise of the over-allotment option. Each warrant is exercisable for one share of our Class A common stock. The exercise prices of the warrants range from $0.816 to $23.760, with a weighted average of $1.440.

RISK FACTORS
      An investment in our securities involves a high degree of risk. In deciding whether to invest, you should carefully consider the following risk factors, as well as the other information contained in this prospectus. Any of the following risks could have a material adverse effect on our business, financial condition, results of operations and prospects and cause the value of our securities to decline, which could cause you to lose all or part of your investment.
Company Risks
      We have a history of losses and expect future losses.
      We have had annual losses from operations since our inception in 1984. In the fiscal years ended October 31, 2003, 2004 and 2005, we had losses from operations of $47,312,000, $41,832,000 and $29,143,000, respectively. We had an accumulated deficit of $519,182,000 as of July 31, 2006. We anticipate that we will continue to generate losses for the next several years. Even if Hemopure were to be approved by the FDA or analogous European regulatory authorities, we might not be able to achieve profitable operations.
      We require significant funding in order to continue to operate.
      We expect that our cash on hand at July 31, 2006 together with funds received since that date will fund operations until late January 2007. With the addition of the net proceeds of this offering, assuming no exercise of the underwriter’s over-allotment option, we expect to have funds for operations into August 2007. Sufficient funds may not be available to us thereafter or on terms that we deem acceptable, if they are available at all. Our auditors have modified their report for our fiscal year ended October 31, 2005 with respect to our ability to continue as a going concern, and may modify their report for our fiscal year ended October 31, 2006. This modification may negatively affect our capital-raising efforts.
      We are required under the Nasdaq Marketplace Rules to obtain stockholder approval for any issuance of additional equity securities that would comprise more than 20% of our total shares of common stock outstanding before the issuance of the securities at a discount to the greater of book or market value in an offering that is not deemed to be a “public offering” by Nasdaq. Funding of our operations in the future may require stockholder approval for purposes of complying with the Nasdaq Marketplace Rules. We could require such approval to raise additional funds, but might not be successful in obtaining any such required stockholder approval.
      Failure to raise sufficient additional funds will significantly impair or possibly cause us to cease the development, manufacture and sale of our products and our ability to operate.
      The development and regulatory processes for seeking and obtaining regulatory approval to market Hemopure in the U.S. and the European Union have been and will continue to be costly. We will require substantial working capital to develop, manufacture and sell Hemopure and to finance our operations until such time, if ever, as we can generate positive cash flow. If Hemopure is approved for sale in the U.S. or the European Union, we expect that we will need to increase our manufacturing capacity, for which we will require significant additional funding. If additional financing is not available when needed or is not available on acceptable terms, we may be unable to successfully develop or commercialize Hemopure or to continue to operate. A sustained period in which financing is not available could force us to go out of business.
      We may not be able to continue as a going concern, as our funds are only sufficient to fund operations until late January 2007.
      Our funds on hand, amounts raised subsequent to year-end and forecasted sales for fiscal 2006 at October 31, 2005 were not sufficient to fund our planned operations through fiscal 2006 and, as a result, the audit report of Ernst & Young LLP, our independent registered public accounting firm, on our fiscal 2005 consolidated financial statements includes a going concern modification. Our audit report for fiscal 2006 may also include a going concern modification. This type of modification typically would indicate that our recurring losses from operations and current lack of sufficient funds to sustain operations through the end of the following fiscal year raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. If we became unable to continue as a going concern, we would have to liquidate our assets and we might receive significantly less than the values at which they are carried on our consolidated financial statements. Any shortfall in the proceeds from the liquidation of our assets would directly reduce the amounts, if any, that holders of our common stock could receive in liquidation.
      To remain a going concern, we require significant funding. The inclusion of a going concern modification in Ernst & Young LLP’s audit opinion for fiscal 2006 may materially and adversely affect our stock price and our ability to raise new capital.
      If we fail to obtain FDA approval to market Hemopure, the Company will be highly adversely affected.
      We will not be able to market Hemopure in the U.S. unless and until we receive FDA approval. In pursuing both the ischemia and trauma indications for Hemopure, as a prerequisite to further clinical trials for Hemopure in the U.S., we must address ongoing FDA questions. We have been delayed, and could be further delayed, in responding either by outside contractors’ failure or inability to complete their tasks in a timely manner, our own staff reductions or by other unanticipated delays or difficulties and lack of resources. The FDA may find responses inadequate. In turn, we would be indefinitely unable to pursue development of Hemopure in the U.S., a very large, key market.
      Moreover, even if we adequately address the FDA’s questions, we will need to obtain FDA acceptance of the protocols for, and complete, human clinical trials before applying for FDA approval to market Hemopure for an ischemia indication. We cannot predict whether or when we will submit an Investigational New Drug application (IND) for an ischemia indication. Consequently, we do not know whether or when we will be able to commence a U.S. clinical trial of Hemopure for an ischemia indication or that we will be able to conduct or satisfactorily conclude additional clinical trials required to obtain FDA marketing approval for this indication.
      In the case of the trauma indication, the Naval Medical Research Center (NMRC) has primary responsibility for designing, seeking FDA acceptance of and conducting a two-stage Phase 2/3 clinical trial of Hemopure for out-of-hospital treatment of trauma patients in hemorrhagic shock. As part of this process, the NMRC must obtain acceptance of its proposed trauma trial protocol from the FDA, the Department of Defense and the participating hospitals’ respective internal review boards. The NMRC filed an IND in June 2005, and that application has remained on clinical hold at the FDA since July 2005. If the FDA ultimately lifts the clinical hold and the RESUS trial is commenced and concluded, the trial results may not lead to FDA marketing approval for the proposed trauma indication.
      In addition, future or existing governmental action or changes in FDA policies or precedents may result in delays or rejection of an application for marketing approval. The FDA has considerable discretion in determining whether to grant marketing approval for a drug and may delay or deny approval even in circumstances where the applicant’s clinical trials have proceeded in compliance with FDA procedures and regulations and have met the established end points of the trials. Despite all of our efforts, the FDA could refuse to grant marketing approval for Hemopure.
      Challenges to FDA determinations are generally time consuming and costly, and rarely succeed. We can give no assurance that we will obtain FDA marketing approval for Hemopure for any indication. The failure to obtain any approval would have severe negative consequences for our Company.

      If we fail to obtain regulatory approvals in foreign jurisdictions, we will not be able to market Hemopure abroad.
      We also intend to seek to market Hemopure in international markets, including the European Union. Whether or not FDA marketing approval has been obtained, we must obtain separate regulatory approvals in order to market our products in the European Union and many other foreign jurisdictions. The regulatory approval processes differ among these jurisdictions, and the time needed to secure marketing approvals may be even longer than that required for FDA approval. Marketing approval in any one jurisdiction does not ensure approval in a different jurisdiction. As a result, obtaining foreign approvals will require additional expenditures and significant amounts of time. We can give no assurance that we will obtain marketing approval for Hemopure in any foreign jurisdiction other than that already obtained in South Africa.
      Clinical trials are extremely costly and subject to numerous risks and uncertainties.
      To gain regulatory approval from the FDA and European regulatory authorities for the commercial sale of any product, including Hemopure, we must demonstrate in clinical trials, and satisfy the FDA and foreign regulatory authorities as to, the safety and efficacy of the product. Clinical trials are expensive and time-consuming, as is the regulatory review process. Clinical trials are also subject to numerous risks and uncertainties not within our control. For example, data we obtain from preclinical and clinical studies are susceptible to varying interpretations that could impede regulatory approval. If we obtain marketing authorization for a product, the authorization will be limited to the indication approved.
      In addition, many factors could delay or result in termination of ongoing or future clinical trials. Results from ongoing or completed preclinical or clinical studies or analyses could raise concerns, real or perceived, over the safety or efficacy of a product candidate. We cannot assure investors that the FDA will not delay the development of Hemopure by further continuing its current hold or placing other clinical trials we sponsor or others may sponsor on hold in the future. A clinical trial may be delayed by slow patient enrollment. There may be limited availability of patients who meet the criteria for certain clinical trials. Delays in planned patient enrollment can result in increased development costs and delays in regulatory approvals. Further, we rely on investigating physicians and the hospital trial sites to enroll patients. In addition, patients may experience adverse medical events or side effects resulting in delays, whether or not the events or the side effects relate to our product.
      If we do not have the financial resources to fund trials required to develop Hemopure for multiple potential indications, our success as a Company will be adversely affected.
      In general, we cannot sell Hemopure for any indication unless we receive regulatory approval for that indication. Regulatory authorities generally require a separate marketing approval for each proposed indication for the use of Hemopure in the U.S. In order to market Hemopure for more than one indication, we will have to design additional clinical trials, submit the trial designs to applicable regulatory authorities for review and complete those trials successfully. If any applicable regulatory authority approves Hemopure for an indication, it may require a label cautioning against Hemopure’s use for indications or classes of patients for which it has not been approved. We may not have funds available to try to exploit Hemopure for all of its potential indications. Our potential revenues will be impaired by limitations on the use of Hemopure.
      If the Navy were to abandon its attempt to develop Hemopure for a trauma indication, it would have a serious adverse effect on the Company’s prospects.
      Our current clinical development activities involve the pursuit of two indications: ischemia and trauma. We are pursuing the latter in the U.S. because the NMRC has agreed to be responsible for virtually all aspects of a trauma trial we expect to be pivotal, meaning that the trial would serve as the primary basis of a marketing application. The FDA has delayed the start of the NMRC trial since June 2005. If the Navy were to decide not to continue to pursue this project, we would not have the benefit of this alliance and would be required to delay indefinitely work on this indication.

      If we cannot retain the personnel we need, our costs will rise significantly. If we cannot hire or retain highly qualified people, our operations will suffer.
      We may experience the loss of personnel, including executives and other employees, as a result of attrition, which we have previously experienced. We expect that in the future we will need to recruit and retain personnel for important positions. We may be unable to do so, in particular if we are unable to improve our financial position.
      We are subject to significant litigation risk.
      There are pending securities class action and derivative lawsuits against the Company and several of its former and current directors and officers. We can provide no assurance as to the outcome of this litigation. Members of our board of directors and management may spend considerable time and effort defending against the class action lawsuit and the derivative actions. This expenditure of time and effort may adversely affect our business, results of operations and financial condition. We may incur substantial costs in connection with these matters, including legal expenses, judgments or settlements that exceed the amount of, or are not covered by, our insurance policies. In addition, the uncertainty about the possible effect of these matters on our financial position and results of operations may adversely affect our stock price and our ability to raise capital.
      The litigation matters described above, and any other litigation matters with which we become involved, may harm our business and financial condition if they result in substantial judgments or settlements that exceed the amount of coverage under our insurance policies, or if such judgments or settlements are not covered by our insurance policies.
      Our director and officer liability insurance policies provide limited liability protection relating to the securities class action and derivative lawsuits against us and certain of our current and former officers and directors. If these policies do not adequately cover expenses and liabilities relating to these proceedings, our financial condition could be materially harmed. The lawsuits or insurance market factors may make renewal of our director and officer liability insurance in July 2007 or thereafter expensive or unavailable. Increased premiums could materially harm our financial results in future periods. The inability to obtain this coverage due to its unavailability or prohibitively expensive premiums would make it more difficult to retain and attract officers and directors and expose us to potentially self-funding any future liabilities ordinarily mitigated by director and officer liability insurance.
      If we cannot generate adequate, profitable sales of Hemopure, we will not be successful.
      To succeed, we must develop Hemopure commercially and sell adequate quantities of Hemopure at a profit. We may not accomplish either of these objectives. To date, we have focused our efforts on developing Hemopure, establishing its safety and efficacy and seeking marketing approval. Uncertainty exists regarding the potential size of the market for Hemopure and the price that we can charge for it. Additionally, the size of the market will be affected by the indication(s) for which Hemopure is approved and will be greatly reduced if reimbursement for the cost of Hemopure is not available from health insurance companies or government programs.
      If we cannot find appropriate marketing partners, we may not be able to market and distribute Hemopure effectively.
      Our success depends, in part, on our ability to market and distribute Hemopure effectively in major markets. We have no experience in the sale or marketing of medical products for humans in a major market. In the event that we obtain FDA approval of Hemopure, we may choose initially to market Hemopure using an independent distributor. Any such distributor:

•	might not be successful in marketing Hemopure;

•	might, at its discretion, limit the amount and timing of resources it devotes to marketing Hemopure; and/or

•	might terminate its agreement with us and abandon our products at any time whether or not permitted by the applicable agreement.
      We may instead seek an alternative arrangement such as an alliance with a pharmaceutical company, or may be required to recruit, train and retain a marketing staff and sales force of our own. We may not be successful in obtaining satisfactory distributorship agreements or entering into alternative arrangements.
      If we cannot obtain market acceptance of Hemopure, we will not be able to generate adequate, profitable sales.
      Even if we succeed in obtaining marketing approval for Hemopure, a number of factors may affect future sales of our product. These factors include:

•	whether and how quickly physicians accept Hemopure as a cost-effective and therapeutic alternative to other products;

•	whether medical care providers or the public accept the use of a bovine-derived protein as a therapeutic in ischemia or any other indication, particularly in light of public perceptions in the U.S., Europe and elsewhere about the risk of “mad cow disease”; and

•	product price, which we believe has been an important factor in South Africa and may be elsewhere.
      If we fail to comply with good manufacturing practices, we may not be able to sell our products.
      To obtain the approval of the FDA and European regulatory authorities to sell Hemopure, we must demonstrate to them that we can manufacture Hemopure in compliance with applicable good manufacturing practices, commonly known as GMPs. GMPs are stringent requirements that apply to all aspects of the manufacturing process. We are subject to inspections by the FDA and European regulatory authorities at any time to determine whether we are in compliance with GMP requirements. If we fail to manufacture in compliance with GMPs, these regulatory authorities may refuse to approve Hemopure or revoke approval of Oxyglobin or may take other enforcement actions with respect to Hemopure or Oxyglobin.
      The manufacturing process for Hemopure is complicated and time-consuming, and we may experience problems that would limit our ability to manufacture and sell Hemopure.
      Our products are biologic drugs and require product manufacturing steps that are more complicated, time consuming and costly than those required for most chemical drugs. Accordingly, we utilize multiple devices to control the manufacturing processes. Minor deviations in these manufacturing processes or other problems could result in unacceptable changes in the products that result in lot failures, increased production scrap, shipment delays, product recalls or product liability, all of which could negatively impact our results of operations.
      If we were unable to use our manufacturing facilities in Massachusetts or Pennsylvania, we would not be able to manufacture for an extended period of time.
      We manufacture at a single location in Massachusetts with raw material sourcing and initial processing in Pennsylvania. Damage to either of these manufacturing facilities due to fire, contamination, natural disaster, power loss or other events could cause us to cease manufacturing. For example, if our

Massachusetts manufacturing facility were destroyed, it would take approximately two years or more to rebuild and qualify it. In the reconstruction period, we would not be able to manufacture product and thus would have no supply of Hemopure for research and development, clinical trials or sales after we used up all finished goods in our inventory. A new manufacturing facility would take longer to construct.
      If Hemopure receives regulatory approval in a major market, we will be required to expand our manufacturing capacity to develop our business, which will require substantial third-party financing. Failure to increase our manufacturing capacity and to lower our manufacturing cost per unit may impair market acceptance of Hemopure and prevent us from achieving profitability.
      If Hemopure is approved by the FDA or the European Commission, we will need to construct new manufacturing capacity to develop our business. The increase in our manufacturing capacity is dependent upon our obtaining substantial financing from third parties. Third parties can be expected to be unwilling to commit to finance a new manufacturing facility so long as we do not have regulatory approval to market Hemopure in major markets. We cannot assure that sufficient financing for new manufacturing capacity will be available or, if available, will be on terms that are acceptable to us. We expect that, once we had the required significant financing in place, it would take 30 to 36 months, or more, to build a large Hemopure manufacturing facility and to qualify and obtain facility approval from the FDA or European regulatory authorities.
      If Hemopure is approved for marketing in a major market and receives market acceptance, we may experience difficulty manufacturing enough of the product to meet demand. The manufacturing processes we currently employ to produce small quantities of material for research and development activities and clinical trials may not be successfully scaled up for production of commercial quantities at a reasonable cost or at all. We will face risks in the scale-up of our processes in the construction of any new manufacturing capacity, and in turn could encounter delays, higher than usual rejects, additional reviews and tests of units produced and other costs attendant to an inability to manufacture saleable product. Furthermore, scale-up might not succeed in lowering our product cost, which also could negatively affect our results of operations. If we cannot manufacture sufficient quantities of Hemopure, we may not be able to build our business or operate profitably. In addition, if we cannot fill orders for Hemopure, customers might turn to alternative products and may choose not to use Hemopure even after we have addressed any capacity shortage.
      Our lack of operating history makes evaluating our business difficult.
      Proceeds from the sales of equity securities, payments to fund our research and development activities, licensing fees, and interest income have provided almost all of our funding to date. We have no operating history of selling Hemopure upon which to base an evaluation of our business and prospects.
      If we are not able to protect our intellectual property, competition could force us to lower our prices, which might reduce profitability.
      We believe that our patents, trademarks and other intellectual property rights, including our proprietary know-how, are important to our success. Accordingly, the success of our business will depend, in part, upon our ability to defend our intellectual property against infringement by third parties. We cannot guarantee that our intellectual property rights will protect us adequately from competition from similar products. Some of our important patents have relatively short remaining terms. Nor can we guarantee that additional products or processes we discover or seek to commercialize will receive adequate intellectual property protection.
      In addition, third parties may successfully challenge our intellectual property. We have not filed patent applications in every country. In certain countries, obtaining patents for our products, processes and uses may be difficult or impossible. Patents issued in regions other than the U.S. and Europe may be harder to enforce than, and may not provide the same protection as, patents obtained in the U.S. and Europe.

      Failure to avoid infringement of others’ intellectual property rights could impair our ability to manufacture and market our products.
      We cannot guarantee that our products and manufacturing process will be free of claims by third parties alleging that we have infringed their intellectual property rights. Several third parties hold patents with claims to compositions comprising polymerized hemoglobin and their methods of manufacture and use. One or more of these third parties may assert that our activities infringe claims under an existing patent. Any such claim could be expensive and time-consuming to defend, and an adverse litigation result or a settlement of litigation could require us to pay damages, obtain a license from the complaining party or a third party, develop non-infringing alternatives or cease using the challenged intellectual property. Any such result could be expensive or result in a protracted plant shutdown, in turn adversely affecting our ability to operate profitably.
      There can be no assurance that we would prevail in any intellectual property infringement action, or be able to obtain a license to any third-party intellectual property on commercially reasonable terms, to successfully develop non-infringing alternatives on a timely basis, or to license alternative non-infringing intellectual property, if any exists, on commercially reasonable terms. Any significant intellectual property impediment to our ability to develop and commercialize Hemopure would seriously harm our business and prospects.
      Our profitability will be adversely affected if we incur product liability claims in excess of our insurance coverage.
      The testing and marketing of medical products, even after regulatory approval, have an inherent risk of product liability. We maintain limited product liability insurance coverage. Our profitability would be adversely affected by a successful product liability claim in excess of our insurance coverage.
      We cannot guarantee that product liability insurance in adequate coverage amounts will be available in the future or be available on terms we could afford to pay.
      Replacing our sole source suppliers for key materials could result in unexpected delays and expenses.
      We obtain some key materials, including membranes and chemicals, and services from sole source suppliers. All of these materials are commercially available elsewhere. If such materials were no longer available at a reasonable cost from our existing suppliers, we would need to purchase substitute materials from new suppliers. If we needed to locate a new supplier, the substitute or replacement materials or facilities would need to be tested for equivalency. Such equivalency tests could significantly delay development of a product, delay or limit commercial sales of approved products and cause us to incur additional expense.
      We obtain bovine hemoglobin from one abattoir, from animals grown in several states of the U.S. We cannot predict the future effect, if any, on us of the spread of bovine spongiform encephalopathy (“mad cow” disease) in the U.S. Any quarantine affecting herds that supply us or a shutdown of the abattoir we source from could have a material adverse effect on us, as we would have to find, validate and obtain regulatory approval of new sources of supply or new facilities.
      Changes in the securities laws and regulations are likely to increase our costs.
      The Sarbanes-Oxley Act of 2002, which became law in July 2002, has required changes in some of our corporate governance, securities disclosure and compliance practices. In response to the requirements of that Act, the SEC and the Nasdaq Stock Market promulgated new rules and listing standards covering a variety of subjects. Compliance with these new rules and listing standards has increased our general and administrative costs, and we expect to continue to experience increased costs. These developments also could make it more difficult and more expensive for us to obtain director and officer liability insurance. Likewise, these developments may make it more difficult for us to attract and retain qualified members of our board of directors, particularly independent directors, or qualified executive officers.

      As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on a company’s internal controls over financial reporting in their annual reports on Form 10-K that contains an assessment by management of the effectiveness of the company’s internal controls over financial reporting. In addition, the independent registered public accounting firm auditing a company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. We have determined that Section 404 requirements will not apply to us for our 2006 annual report on Form 10-K. Nevertheless, if our independent registered public accounting firm does not provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting for one or more future year-ends, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our securities.
      Provisions of our restated certificate of incorporation and by-laws could impair or delay stockholders’ ability to replace or remove our management and could discourage takeover transactions that a stockholder might consider to be in its best interest.
      Provisions of our restated certificate of incorporation and by-laws, as well as our stockholder rights plan, could impede attempts by stockholders to remove or replace our management or could discourage others from initiating a potential merger, takeover or other change of control transaction, including a potential transaction at a premium over market price that a stockholder might consider to be in its best interest. In particular:

•	Our restated certificate of incorporation does not permit stockholders to take action by written consent and provides for a classified board of directors, and our by-laws provide that stockholders who wish to bring business before an annual meeting of stockholders or to nominate candidates for election of directors at an annual meeting of stockholders must deliver advance notice of their proposals to us before the meeting. These provisions could make it more difficult for a party to replace our board of directors by requiring two annual stockholder meetings to replace a majority of the directors, making it impossible to remove or elect directors by written consent in lieu of a meeting and making it more difficult to introduce business at meetings.

•	Our stockholder rights plan may have the effect of discouraging any person or group that wishes to acquire more than 20% of our Class A common stock from doing so without obtaining our agreement to redeem the rights. If our agreement to redeem the rights is not obtained, the acquiring person or group would suffer substantial dilution.
Industry Risks
      Intense competition could harm our financial performance.
      The biotechnology and pharmaceutical industries are highly competitive. There are a number of companies, universities and research organizations actively engaged in research and development of products that may be similar to, or alternatives to, Hemopure for trauma or ischemia indications. We are aware that one public company competitor, Northfield Laboratories Inc., has completed a pivotal trial of a hemoglobin-based oxygen carrier produced from human blood that has passed its expiration date for human transfusion. We are also aware that other companies are conducting preclinical studies and clinical trials of hemoglobin-based or perfluorocarbon oxygen carriers. The products being developed by these companies are intended for use in humans and as such could compete, if approved by regulatory authorities, with Hemopure. We may also encounter competition in ischemia indications from medical devices and drugs on the market or currently under development.

      Competition could diminish our ability to become profitable or affect our profitability in the future. Our existing and potential competitors:

•	are conducting clinical trials of their products;

•	have or may be able to access substantially greater resources than we have and be better equipped to develop, manufacture and market their products;

•	may have their products approved for marketing prior to Hemopure; and

•	may develop superior technologies or products rendering our technology and products non-competitive or obsolete.
      Stringent, ongoing government regulation and inspection of our products could lead to delays in the manufacture, marketing and sale of our products.
      The FDA and foreign regulatory authorities continue to regulate products even after they receive marketing authorization. If the FDA or the European Commission approves Hemopure, its manufacture and marketing will be subject to ongoing regulation, including compliance with current good manufacturing practices, adverse event reporting requirements and general prohibitions against promoting products for unapproved or “off-label” uses. We would also be subject to inspection and market surveillance by the FDA and foreign regulatory authorities for compliance with these and other requirements. We are subject to such regulation, inspection and surveillance in South Africa. Any enforcement action resulting from failure, even by inadvertence, to comply with these requirements could affect the manufacture and marketing of Hemopure. In addition, the FDA or foreign regulatory authorities could withdraw a previously approved product from the applicable market(s) upon receipt of newly discovered information. Furthermore, the FDA or foreign regulatory authorities could require us to conduct additional, and potentially expensive, studies in areas outside our approved indications. Also, unanticipated changes in existing regulations or the adoption of new regulations could affect and make more expensive the continued manufacturing and marketing of our products.
      Health care reform and controls on health care spending may limit the price we can charge for Hemopure and the amount we can sell.
      The federal government and private insurers have considered ways to change, and have changed, the manner in which health care services are provided in the U.S. Potential approaches and changes in recent years include controls on health care spending and the creation of large purchasing groups. In the future, it is possible that the government may institute price controls and limits on Medicare and Medicaid spending. These controls and limits might affect the payments we collect from sales of our products. European governments generally control expenditures on medicines through price control and other restrictive practices. Assuming we succeed in bringing Hemopure to market, uncertainties regarding future health care reform and private market practices could affect our ability to sell Hemopure in large quantities at profitable pricing in the U.S. and abroad.
      Uncertainty of third-party reimbursement could affect our profitability.
      Sales of medical products largely depend on the reimbursement of patients’ medical expenses by governmental health care programs and private health insurers. Even if Hemopure is approved for marketing, there is no guarantee that governmental health care programs or private health insurers would reimburse for purchases of Hemopure, or reimburse a sufficient amount to permit us to sell Hemopure at high enough prices to generate a profit. Hemopure sales in South Africa have been adversely affected by a lack of third-party reimbursement.

Investment Risks
      We may not continue to qualify for continued listing on the Nasdaq Global Market, which may cause the value of an investment in our Company to substantially decrease.
      We may be unable to meet the listing requirements of the Nasdaq Global Market in the future. To maintain our listing, we are required, among other things, to maintain a daily closing bid price per share of $1.00. On October 18, 2006, we received notice from the Nasdaq Stock Market that the closing bid price of our Class A common stock had fallen below and remained below $1.00 for 30 consecutive business days. As a result, we are out of compliance with the $1.00 minimum bid price requirement for continued inclusion of our Class A common stock in the Nasdaq Global Market. Under Nasdaq rules, we have until April 16, 2007 to regain compliance by having the bid price of our Class A common stock close at $1.00 per share or more for at least 10 consecutive business days. If we do not regain compliance with the minimum bid price rule by April 16, 2007, Nasdaq will provide written notification that our Class A common stock will be delisted. At that time, we may apply to transfer our Class A common stock to the Nasdaq Capital Market, if we satisfy the requirements for initial listing on that market set forth in the Nasdaq rules, other than the minimum bid requirement. If the application is approved, we will be given the remainder of the Nasdaq Capital Market’s second 180 calendar day compliance period to regain compliance while on the Nasdaq Capital Market. If we transfer our Class A common stock to the Nasdaq Capital Market and do not demonstrate compliance within the second 180 day compliance period, we will be delisted.
      Delisting would adversely affect the trading price and limit the liquidity of our common stock and therefore cause the value of an investment in our Company to decrease. Listing on the Nasdaq Capital Market as opposed to the Nasdaq Global market could also adversely affect the market for and price of our Class A common stock.
      As we sell additional shares, our stock price may decline as a result of the dilution which will occur to existing stockholders.
      Until we are profitable, we will need significant additional funds to develop our business and sustain our operations. Any additional sales of shares of our common stock are likely to have a dilutive effect on some or all of our then existing stockholders. In August 2006, we completed a private placement of shares, the resale of which we registered with the SEC so that they may be sold in the public market. Sales of these shares and other shares in the open market could also have the effect of lowering our stock price, thereby increasing the number of shares we may need to issue in the future to raise the same dollar amount and consequently further diluting our outstanding shares.
      The perceived risk associated with the possible sale of a large number of shares could cause some of our stockholders to sell their stock, thus causing the price of our stock to decline. In addition, actual or anticipated downward pressure on our stock price due to actual or anticipated sales of stock could cause some institutions or individuals to engage in short sales of our common stock, which may itself cause the price of our stock to decline.
      If our stock price declines, we may be unable to raise additional capital. A sustained inability to raise capital could force us to go out of business. Significant declines in the price of our common stock could also impair our ability to attract and retain qualified employees, reduce the liquidity of our common stock and result in the delisting of our common stock from the Nasdaq Stock Market.
      Shares eligible for future sale may cause the market price for our common stock to drop significantly, even if our business is doing well.
      We cannot predict the effect, if any, that future sales of our common stock or the availability of shares for future sale will have on the market price of our common stock from time to time. Shares of our common stock issued in the future, including shares issued upon exercise of outstanding options and warrants and shares offered in this prospectus, may become available for resale in the public market from time to time, and the market price of shares of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them.
      Our stock price has been and may continue to be highly volatile, which may adversely affect holders of our stock and our ability to raise capital.
      The trading price of our common stock has been and is likely to continue to be extremely volatile. During the period from November 1, 2002 through October 31, 2006, the trading price of our stock ranged from a low of $0.64 per share (on December 21, 2005) to a high of $54.179 per share (on August 1, 2003). Our stock price and trading volume could be subject to wide fluctuations in response to a variety of factors, including, but not limited to, the following:

•	failure to identify and hire key personnel or the loss of key personnel;

•	an inability to obtain or the perception that we will be unable to obtain adequate financing to fund our operations;

•	FDA action or delays in FDA action on Hemopure or competitors’ products;

•	the outcome of litigation;

•	publicity regarding actual, perceived or potential medical issues relating to products under development by us or our competitors;

•	actual or potential preclinical or clinical trial results relating to products under development by us or our competitors;

•	delays in our testing and development schedules;

•	announcements of technological innovations or new products by our competitors;

•	developments or disputes concerning patents or proprietary rights;

•	regulatory developments in the U.S. and foreign countries;

•	economic and other factors, as well as period-to-period fluctuations in our financial results;

•	market conditions for pharmaceutical and biotechnology stocks; and

•	additional, future communications from the Nasdaq Stock Market concerning delisting or potential delisting.
      External factors may also adversely affect the market price for our common stock. The price and liquidity of our common stock may be significantly affected by the overall trading activity and market factors affecting small capitalization biotechnology stocks generally.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. Except for strictly historical information, matters discussed in this prospectus constitute forward-looking statements. When used herein, the words “expects,” “estimates,” “intends,” “plans,” “should,” “could,” “would,” “anticipates” and similar expressions are intended to identify such forward-looking statements. Actual results could differ materially from those set forth in the forward-looking statements. Forward-looking statements include those regarding future commercial development of Hemopure, the NMRC carrying out primary responsibility for conducting a two-stage Phase 2b/3 clinical trial in the out-of-hospital setting, obtaining and maintaining regulatory approvals required for the development of Hemopure, the nature and timing of future clinical trials, including target patient enrollment figures, and our ability to manage our expenses effectively and raise the funds needed to operate our business. Actual results may differ materially from those set forth in the forward-looking statements due to risks and uncertainties that exist in our operations and business environment. These risks include, without limitation, uncertainties concerning this offering of common stock and warrants, including the size, timing and our ability to complete the offering or future offerings, the availability of sufficient financing to continue operations, changes in our cash needs, our stage of product development, history of operating losses and accumulated deficit, uncertainties and possible delays related to clinical trials and regulatory approvals, decisions by regulatory authorities, possible healthcare reform, our limited manufacturing capability, risk related to market acceptance, competition and the other factors identified under “Risk Factors” in this prospectus. In light of the substantial risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements in this prospectus should not be regarded as representations by us that our objectives or plans will be achieved. We undertake no obligation to update any forward-looking statement or to release publicly the results of revisions to any forward-looking statement to reflect events or circumstances after the date of the prospectus.

USE OF PROCEEDS
      We expect that we will receive net proceeds of approximately $14,432,000 million (or $16,688,000 million if the underwriter exercises its over-allotment option in full) after deducting underwriting discounts and commissions and estimated offering expenses that we will pay, assuming no proceeds from warrants being issued and an assumed offering price of $0.64 for each share and associated warrant.
      We intend to use the net proceeds of our sales of Class A common stock and the associated warrants in this offering for general corporate and working capital purposes. Pending these uses, the net proceeds will be invested in an interest-bearing money market account with a financial institution.

DESCRIPTION OF COMMON STOCK
      Our authorized capital stock consists of 200,000,000 shares of Class A common stock and 179 shares of Class B common stock. As of October 31, 2006, there were outstanding:

•	49,365,124 shares of Class A common stock;

•	117.7 shares of Class B common stock;

•	2,661,826 shares of Class A common stock issuable upon the exercise of options issued pursuant to our current stock option plans; and

•	24,544,321 shares of Class A common stock issuable upon the exercise of outstanding warrants.
      The following description of the terms of our common stock sets forth certain general provisions of our common stock as contained in our certificate of incorporation and by-laws and is qualified in its entirety by reference to Delaware law and our certificate of incorporation and by-laws.
Class A Common Stock
      The holders of our Class A common stock are entitled to one vote per share on all matters submitted to our stockholders. The holders of our Class A common stock are entitled to receive dividends as and when declared by our board of directors.
      Upon any liquidation, dissolution or winding up of the Company, holders of Class A common stock are entitled to ratable distribution, with the holders of the Class B common stock, of the assets available for distribution to our stockholders.
      Holders of Class A common stock do not have preemptive rights or cumulative voting rights.
Class B Common Stock
      Except as required by law, the holders of our Class B common stock have no voting rights and have no right to receive dividends on their Class B common stock.
      The shares of Class B common stock are convertible into Class A common stock after the receipt of FDA approval for the commercial sale of Hemopure for use as an oxygen transport material in humans. The conversion ratio is based on a valuation of Biopure at the time of conversion which cannot exceed $3.0 billion. The maximum number of shares of Class A common stock issuable upon conversion of the Class B common stock is 212,020 and the minimum is 107,777. We will not issue any additional shares of Class B common stock.
      In the event of a liquidation, dissolution or winding up of the Company, holders of Class B common stock are entitled to ratable distribution on an as-converted basis, with the holders of the Class A common stock, of the assets available for distribution to our stockholders. For this purpose, the currently outstanding shares of Class B common stock would be convertible into approximately 175,399 shares of Class A common stock.

DESCRIPTION OF WARRANTS
      Each investor will receive a warrant to purchase one share of our Class A common stock for every share of Class A common stock purchased in this offering. The warrants will be issued pursuant to warrant agreements executed by us. Each warrant entitles the holder thereof to purchase one share of our Class A common stock at an exercise price equal to $0.80 per share. The warrants will be exercisable at any time to and including the 5th anniversary of the date of the issuance of the warrants. The warrants may be exercised by surrendering to us the warrant agreement evidencing the warrants to be exercised with the accompanying exercise notice, appropriately completed, duly signed and delivered, together with cash payment of the exercise price. At any time on or after 6 months after the issuance of the warrants, we may, by written notice to the holders of the warrants, require such holders to exercise their warrants in full within 20 business days following the date of such notice; provided, however, that we may only deliver such notice if the daily volume weighted average price per share of our Class A common stock for each of the 10 consecutive trading days ended immediately prior to the date of the notice is more than 150% of the exercise price of the warrants. Any warrants not exercised by the holder thereof before the close of business on the 20th business day after the date of our notice shall expire and be void.
      Upon surrender of the warrant agreement, with the exercise notice appropriately completed and duly signed and cash payment of the exercise price, on and subject to the terms and conditions of the warrant agreement, we will deliver or cause to be delivered, to or upon the written order of such holder, the number of whole shares of Class A common stock to which the holder is entitled, which shares may be delivered in book-entry form. If less than all of the warrants evidenced by a warrant agreement are to be exercised, a new warrant agreement will be issued for the remaining number of warrants.
      Holders of warrants will be able to exercise their warrants only if a registration statement relating to the shares of Class A common stock underlying the warrants is then in effect, or the exercise of such warrants is exempt from the registration requirements of the Securities Act. A holder of a warrant also will be able to exercise their warrants only if the shares of Class A common stock underlying the warrant are qualified for sale or are exempt from qualification under the applicable securities or blue sky laws of the states in which such holder (or other persons to whom it is proposed that shares be issued on exercise of the warrants) reside.
      The exercise price and the number and type of securities purchasable upon exercise of warrants are subject to adjustment upon certain corporate events, including certain combinations, consolidations, liquidations, mergers, recapitalizations, reclassifications, reorganizations, stock dividends and stock splits, a sale of all or substantially all of our assets and certain other events.
      No fractional shares will be issued upon exercise of the warrants. The warrants do not confer upon holders any voting or other rights as stockholders of the Company.
      As of October 31, 2006, we had 24,544,321 other warrants outstanding. Each of these other warrants is exercisable for one share of our Class A common stock. The exercise price of these warrants range from $0.816 to $23.760, with a weighted average of $1.440.
      Certain of our warrants trade on the OTC Bulletin Board (OTCBB). The OTCBB is an electronic quotation system that displays real-time quotes, last-sale prices, and volume information for many over-the-counter securities that are not listed on the Nasdaq Stock Market or a national securities exchange. Brokers who subscribe to the system can use the OTCBB to look up prices or enter quotes for OTC securities. Although the National Association of Securities Dealers, Inc. oversees the OTCBB, the OTCBB is not part of the Nasdaq Stock Market. Dawson James Securities, Inc., the lead underwriter for this offering, has advised us that it expects to apply to have the warrants issued to investors in this offering trade on the OTCBB or another national securities exchange. However, we cannot assure that these warrants will ever be traded on the OTCBB or any other exchange, the period of time that will elapse prior to any such trading, or whether, if the warrants are eligible for trading, a liquid market will develop.

UNDERWRITING
      We are offering the shares of our Class A common stock and warrants described in this prospectus through an underwriter with whom we have executed an underwriting agreement. In accordance with the terms and conditions contained in the underwriting agreement, we have agreed to sell to Dawson James Securities, Inc., the underwriter named below, and Dawson James Securities, Inc. has agreed to purchase the number of our securities offered in this offering set forth opposite its name below.

	Number of	Number of
	Shares of Class A	Associated
Underwriter	Common Stock	Warrants

Dawson James Securities, Inc.	25,000,000	25,000,000
Total:	25,000,000	25,000,000
      The underwriting agreement provides that the obligations of the underwriter to purchase the securities included in this offering are subject to conditions customary for offerings of this type. The underwriter will purchase the securities from us (other than those covered by the over-allotment option) and will offer them on a “firm commitment” basis. It further provides that the obligations of the underwriter to purchase the securities offered hereby may be terminated at their discretion if the underwriter becomes aware of a material adverse change in the conditions or prospects of the Company or a material adverse change in general market conditions, which change, in the underwriter’s judgment, would make it impracticable to proceed with the offering. In the event that the underwriting agreement is not carried out within the time specified therein, we have agreed to pay certain out of pocket expenses in accordance with the terms and provisions of the underwriting agreement. Upon execution of the underwriting agreement, the underwriter will be obligated to purchase the shares and warrants at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The Company agreed to reimburse the underwriter the costs and expenses of due diligence in the amount of $10,000 and fees and expenses of counsel in connection with this offering in the amount of $125,000.
      The address of the underwriter is as follows: Dawson James Securities, Inc., 925 South Federal Highway, 6th Floor, Boca Raton, Florida 33432.
      In connection with this offering, the underwriter or certain of the securities dealers may distribute prospectuses electronically.
Pricing of Securities
      The underwriter proposes to offer the securities offered hereby to the public at the public offering price set forth on the cover of this prospectus. That price should not be considered an indication of the actual value of the securities and is subject to change as a result of market conditions and other factors. The underwriter may offer the securities to securities dealers at the price to the public less a concession not in excess of $0.0384 per one share of Class A common stock and an associated warrant. Securities dealers may reallow a concession not in excess of $0.0320 per one share of Class A common stock and one warrant to other dealers. After the securities are released for sale to the public, the underwriter may vary the offering price and other selling terms from time to time. No variation in those terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The public offering price of the securities offered hereby were negotiated between us and the representative.
Over-Allotment Option
      We have granted to the underwriter an option, exercisable during the 45 day period commencing on the date of this prospectus, to purchase up to 3,750,000 shares and 3,750,000 associated warrants at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions for the sole purpose of covering over-allotments, if any. The over-allotment option will only be used to cover the net syndicate short position resulting from the initial distribution. The underwriter may exercise that option if the underwriter sells more shares and warrants than the total number set forth in the table above.
Commissions and discounts
      The following table summarizes the compensation to be paid to the underwriter by us and the proceeds, before expenses, payable to us.

	Per One
	Share
	and One
	Warrant	Total

Public offering price	$0.6400	$16,000,000
Underwriting discount (6%)	$0.0384	$960,000
Non-accountable expense allowance (2%)	$0.0128	$320,000
Proceeds, before expenses, to us	$0.5888	$14,720,000
      We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions and the non-accountable expense allowance, will be approximately $288,000. We will pay all the expenses of this offering.
Underwriter’s Warrants
      We have agreed to issue to the underwriter, for $100, two warrants to purchase up to a total of 3,000,000 shares of our Class A common stock. Each warrant is exercisable for 1,500,000 shares. Each warrant has an exercise price equal to 125% of the public offering price set forth on the cover of this prospectus. Both warrants are exercisable for a period of four years beginning on the first anniversary of the date of this prospectus. The Class A common stock issuable upon exercise of these warrants is identical to the Class A common stock offered by this prospectus. The warrants and the shares underlying the warrants may not be sold, transferred, assigned, pledged or hypothecated for a period of 180 days from the date of this prospectus except to officers and partners of the underwriter and members of the selling group and/or their officers and partners. For as long as such warrants are outstanding, we have agreed to take such action as may be necessary so that the registration statement and any amendment thereto and the prospectus and any amendment or supplement thereto (and each report or other document incorporated by reference therein in each case) remain effective and comply in all material respects with the Securities Act and the Exchange Act and the respective rules and regulations thereunder. The warrants also contain customary anti-dilution, exercise terms and provisions satisfactory to the representatives and consistent with the National Association of Securities Dealers, Inc. (NASD) Rules. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation.
Price stabilization, short positions
      The underwriter may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our Class A common stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:

•	Over-allotment involves sales by the underwriter of securities in excess of the number of the securities the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the amount of securities that it may purchase pursuant to the over-allotment option. In a naked short position, amount of securities involved is greater than the amount covered by the over-allotment option. The underwriter may close out any covered short position by either exercising its over-allotment option and/or purchasing securities in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing purchases do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover a syndicate short position. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction.

      As a result of these activities, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriter at any time. The underwriter may carry out these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the prices of the securities offered hereunder. If any of these transactions are commenced, they may be discontinued without notice at any time. We have been advised that under the NASD rules and regulations, no broker-dealer may receive discounts, concessions, or commissions in excess of 8% in connection with the sale of any securities registered hereunder.
Warrant solicitation fee
      At the closing of this offering, we may engage the underwriter, on a non-exclusive basis, as the agent for the solicitation of the exercise of the warrants. In the event of such engagement and to the extent not inconsistent with the NASD Rules and the SEC rules and regulations, we have agreed to pay the underwriter for bona fide services rendered a commission equal to 5% of the exercise price for each warrant exercised more than one year after the date of this prospectus if the exercise was solicited by the underwriter. In addition to soliciting, either orally or in writing, the exercise of the warrants, the underwriter’s services may also include disseminating information, either orally or in writing, to warrant holders about us or the market for our securities, and assisting in the processing of the exercise of warrants.
Indemnification
      We have agreed to indemnify the underwriter against certain civil liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriter may be required to make in respect of any such liabilities.
Relationships
      The underwriter and its affiliates may from time to time in the future provide certain financial advisory and investment banking services for us in the ordinary course of business for which they will receive customary fees.

LEGAL MATTERS
      Ropes & Gray LLP, Boston, Massachusetts, will pass for us upon the validity of the Class A common stock and warrants offered by this prospectus. Cozen O’Connor, Washington, DC, will pass upon certain legal matters in connection with this offering on behalf of the underwriters.
EXPERTS
      The consolidated financial statements of Biopure Corporation included in Biopure Corporation’s Annual Report (Form 10-K) for the year ended October 31, 2005, and Biopure Corporation management’s assessment of the effectiveness of internal control over financial reporting as of October 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon (which contain an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and special reports, proxy statements and other information with the SEC. These documents are on file with the SEC under the file number 001-15167. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. You can request copies of these documents by contacting the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
      This prospectus is part of a registration statement on Form S-1 filed by us with the SEC. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of that contract or other document filed as an exhibit to the registration statement. For further information about us and the common stock offered by this prospectus we refer you to the registration statement and its exhibits and schedules which may be obtained as described above.
      The SEC allows us to “incorporate by reference” the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC before the date of this prospectus. We incorporate by reference the documents listed below (File No. 001-15167).

•	our annual report on Form 10-K for the fiscal year ended October 31, 2005 as filed on January 17, 2006;

•	our quarterly reports on Form 10-Q for the fiscal quarters ended (a) January 31, 2006 as filed on March 13, 2006, (b) April 30, 2006 as filed on June 9, 2006 and (c) July 31, 2006 as filed on September 11, 2006;

•	our current reports on Form 8-K filed on November 17, 2005, December 15, 2005, December 19, 2005, January 13, 2006, August 23, 2006, September 5, 2006, September 13, 2006 and October 18, 2006;

•	the description of the preferred stock purchase rights contained in our registration statement on Form 8-A filed on November 4, 1999; and

•	the description of the Class A common stock contained in our registration statement on Form S-1 (Registration No. 333-78829), that was incorporated by reference into our registration statement on Form 8-A/ A filed on July 26, 1999.
      You may obtain copies of these filings, at no cost, through the “Investor Relations” section of our website (www.biopure.com), and you may request copies of these filings, at no cost, by writing or telephoning us at:
Biopure Corporation
Attention: Secretary
11 Hurley Street
Cambridge, MA 02141
Telephone: (617) 234-6500
      The information contained on our website is not a part of this prospectus.

BIOPURE CORPORATION
Common Stock
Warrants

Prospectus

DAWSON JAMES SECURITIES, INC.
Prospectus dated December 7, 2006.